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Exhibit 99.1

Celestica Inc.
Annual Meeting of Shareholders
April 26, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Business		Outcome of Vote
1.	Election of each director-nominee proposed in the Management Information Circular of the Company dated March 12, 2007.	Carried — See Schedule "A" hereto for the Scrutineers' Report on the ballot.
2.
	Appointment of KPMG LLP as the auditors of the Company until the next annual meeting of the Company's shareholders or until their successor are duly appointed and to authorize the directors to fix their remuneration.	Carried — See Schedule "A" hereto for a report on proxies.
3.
	Adoption of the resolution set out in the Section "Amendments to Long Term Incentive Plan" in the Management Information Circular of the Company dated March 12, 2007 approving amendments to the Long Term Incentive Plan of the Company.	Carried — See Schedule "A" hereto for a report on proxies.

DATED this 7th day of May, 2007.

CELESTICA INC.
By:	/s/ ELIZABETH DELBIANCO Name: Elizabeth DelBianco Title: SVP — HR & Chief Legal Officer

Schedule "A"

CELESTICA INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON APRIL 26, 2007

SCRUTINEERS' REPORT

	MULTIPLE VOTING	SUBORDINATE VOTING
Number of registered shareholders and proxyholders present in person:	0	10
Shares represented by shareholders and proxyholders present in person:	0	20,357
Number of shareholders represented by management proxies:	2	271
Shares represented by management proxies:	29,637,316	114,581,169
Total shares represented at the meeting:	29,637,316	114,601,526
Percentage of issued and outstanding represented at the meeting:	100.00%	57.69%
Combined total shares percentage:	63.18%

IRENE ZELMAN SCRUTINEER	MARG FONG SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

CELESTICA INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON APRIL 26, 2007

REPORT ON BALLOT

MOTION #1    Election of Directors.

	TOTAL VOTES				MARKET INVESTOR VOTES*
	FOR	%	WITHHELD	%	FOR	%	WITHHELD	%
Robert L. Crandall	854,516,489	99.88%	1,008,708	0.12%	111,227,484	99.10%	1,008,708	0.90%
William A. Etherington	853,299,686	99.74%	2,225,511	0.26%	110,010,681	98.02%	2,225,511	1.98%
Richard S. Love	854,853,183	99.92%	672,014	0.08%	111,564,178	99.40%	672,014	0.60%
Anthony R. Melman	851,187,346	99.51%	4,218,322	0.49%	107,898,341	96.24%	4,128,322	3.76%
Gerald W. Schwartz	853,402,327	99.75%	2,122,870	0.25%	110,113,322	98.11%	2,122,870	1.89%
Charles W. Szuluk	854,630,259	99.90%	894,938	0.10%	111,341,254	99.20%	894,938	0.80%
Don Tapscott	854,649,192	99.90%	876,005	0.10%	111,360,187	99.22%	876,005	0.78%

*Market Investor Votes are the votes cast by shareholders other than the controlling shareholder and its associates.

IRENE ZELMAN SCRUTINEER	MARG FONG SCRUTINEER

COMPUTERSHARE INVESTOR SERVICES INC.

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

CELESTICA INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON APRIL 26, 2007

REPORT ON PROXIES

Of the proxies received, the following votes were voted For/Withhold/Against:

2.	Appointment of KPMG LLP as auditor and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.	For	855,332,806	Withhold	177,263
3.	Adoption of the resolution set out in the section "Amendments to Long Term Incentive Plan" in the Management Information Circular of Celestica Inc. dated March 12, 2007, approving amendments to the Long Term Incentive Plan of Celestica Inc.	For	826,609,514	Against	15,237,714

Irene Zelman Scrutineer

Marg Fong Scrutineer
COMPUTERSHARE INVESTOR SERVICES INC.

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  Exhibit 99.1